OMB APPROVAL
                                                 OMB Number:           3235-0145
                                                 Expires:       October 31, 1997
                                                 Estimated average
                                                 burden hours
                                                 per response............  14.90


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          GLOBALNET FINANCIAL.COM, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                                 (CUSIP Number)

          STANLEY HOLLANDER,GLOBALNET FINANCIAL.COM, INC., 2425 OLYMPIC
                            BOULEVARD - SUITE 660E,
                         SANTA MONICA, CALIFORNIA 90404
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 MARCH 31, 1999
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                          1 of 8

                                  SCHEDULE 13D

CUSIP NO. 37937R                                               PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |   Telescan, Inc.
|      |   (IRS No. 061489574)
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |
|      |    OO
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   United States of American, State of Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |       10,404,607
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |       0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |       10,404,607
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |       0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   10,404,607
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *                                                  [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   19.9%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |
|      |   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2425 Olympic Boulevard - Suite 660E, Santa Monica, California 90404.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Telescan, Inc., a Delaware corporation ("Telescan"). Telescan provides Internet services, solutions for online technology and data retrieval tools. Telescan develops, markets, and operates major Internet sites and online networks serving the financial and non-financial industries. Telescan's services and products, which are based upon its proprietary online operating system and user software, allow customers to electronically access and analyze information through their personal computer systems.

The address of the principal business and of the principal office of Telescan is 5959 Corporate Drive, Suite 2000, Houston, Texas 77036. Schedule 1 attached hereto sets forth certain information with respect to each director and executive officer of Telescan. The filing of this statement on Schedule 13D shall not be construed as an admission that Telescan or any person listed on
Schedule 1 hereto is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Neither Telescan, nor, to their knowledge, any person listed on Schedule 1 hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Under the terms of a Stock Purchase Agreement dated March 31, 1999 between Telescan and the Issuer (the "Stock Purchase Agreement"), the Issuer exchanged an aggregate of 5,176,161 shares of Issuer Common Stock, for (i) an aggregate of 520,000 shares of Telescan common stock, par value $.01 per share ("Telescan Common Stock"), and (ii) certain content and other services.

In connection with the transactions contemplated by the Stock Purchase Agreement, Telescan and the Issuer entered into a Stock Option Agreement dated March 31, 1999 (the "Stock Option Agreement") pursuant to which Telescan has the option to purchase shares of Issuer Common Stock such that Telescan, after giving effect to the 5,176,161 shares referenced above, would, following the exercise of the option, own 19.9% of the outstanding Issuer Common Stock, at an exercise price of $3.75 per share. The option may be exercised, in whole or in part, by Telescan at any time between March 31, 1999 and March 30, 2000. In consideration of the Stock Option Agreement, Telescan issued to the Issuer 25,000 shares of Telescan Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

The transactions described in Item 3 above occurred as a result of negotiations with the Issuer. The Issuer Common Stock is being held for investment purposes. Telescan intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Telescan, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

Other than as described above, neither Telescan, nor, to their knowledge, any person listed on Schedule 1 hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Telescan beneficially owns and has the sole power to vote and dispose of 5,176,161 shares of Issuer Common Stock, representing approximately 9.9% of the shares of Issuer Common Stock outstanding. In addition, pursuant to the Stock Option Agreement described above, Telescan has an option to purchase additional shares of Issuer Common Stock.

Other than the transactions described herein, neither Telescan, nor, to their knowledge, any person listed on Schedule 1 hereto, has effected any transactions in the Issuer Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the Stock Purchase Agreement, the Issuer and Telescan entered into a License Agreement and a Services Agreement, pursuant to which Telescan licensed its technology and content to the Issuer and agreed to support Telescan's online stock trading software and Internet financial services at all its U.S. and European websites. In addition, Telescan and the Issuer entered into the Stock Option Agreement as described above in Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A   Stock Purchase Agreement

Exhibit B   Stock Option Agreement

Schedule 1  Directors and Executive Officers of Telescan, Inc.

                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


April 10, 1999                      TELESCAN, INC.


                                    By: /s/ ROGER C. WADSWORTH
                                        Name:    Roger C. Wadsworth
                                        Title:   Senior Vice President

                               INDEX TO EXHIBITS

Exhibit A   Stock Purchase Agreement

Exhibit B   Stock Option Agreement

Schedule 1  Directors and Executive Officers of Telescan, Inc.

                                  Schedule 1
              Directors and Executive Officers of Telescan, Inc.


    Name and Address        Citizenship             Position and Occupation
--------------------------------------------------------------------------------

David L. Brown                  USA         Director, Chairman and Chief
5959 Corporate Drive                        Executive Officer, Telescan, Inc.
Suite 2000
Houston, Texas 77036

Richard K. Carlin, Ph.D.        USA         Director, Vice Chairman and Chief
5959 Corporate Drive                        Technology Officer, Telescan, Inc.
Suite 2000
Houston, Texas 77036

Ronald Warren                   USA         President and Chief Financial
5959 Corporate Drive                        Officer, Telescan, Inc.
Suite 2000
Houston, Texas 77036

Roger C. Wadsworth              USA         Director and Senior Vice President,
5959 Corporate Drive                        Telescan, Inc.
Suite 2000
Houston, Texas 77036

Joseph F. Frantz, II            USA         Vice President, Telescan, Inc.
5959 Corporate Drive
Suite 2000
Houston, Texas 77036

Greg E. Gensemer                USA         Vice President, Telescan, Inc.
5959 Corporate Drive
Suite 2000
Houston, Texas 77036

Danny E. Hoover                 USA         Vice President, Telescan, Inc.
5959 Corporate Drive
Suite 2000
Houston, Texas 77036

William T. Melton               USA         Vice President, Telescan, Inc.
5959 Corporate Drive
Suite 2000
Houston, Texas 77036

Jerrold B. Smith                USA         Vice President, Telescan, Inc.
5959 Corporate Drive
Suite 2000
Houston, Texas 77036

Neil S. Waldman                 USA         Vice President, Telescan, Inc.
5959 Corporate Drive
Suite 2000
Houston, Texas 77036

Alexander T. Wyche              USA         Vice President, Telescan, Inc.
5959 Corporate Drive
Suite 2000
Houston, Texas 77036

Christopher A. Glowacki         USA         Vice President of Business
30 Rockefeller Plaza                        Development, NBC Interactive
New York, New York 10112

Ronald W. Hart, Ph.D.           USA         Professor, University of Arkansas
2200 Andover Square #804                    Center for Medical
Little Rock, Arkansas 72227                 Sciences and the University of
                                            Tennessee Center for Health
                                            Sciences

Burt H. Keenan                  USA         Chairman and Chief Executive
220 Camp Street                             Officer, Independent Energy Holdings
New Orleans, Louisiana 70130                plc, a supplier of electricity in
                                            the deregulated markets of the
                                            United Kingdom

Russell I. Pillar               USA         President and Chief Executive
4751 Wilshire                               Officer, Virgin Entertainment Group,
Boulevard, 3rd Floor                        the North American operations of the
Los Angeles,  California 90010              Virgin group

Roy T. Rimmer, Jr.              USA         Chairman and Chief Executive
4550 Post Oak Place, Suite 175              Officer, Producers Pipeline
Houston, Texas 77027                        Corporation, an independent oil and
                                            gas operation primarily engaged in
                                            the acquisition and construction of
                                            crude oil and  natural gas gathering
                                            and  transportation systems

William D. Savoy                USA         Vice President, Vulcan Ventures
110 110th Avenue N.E., Suite 685            Incorporated, a venture capital fund
Bellevue, WA 98004-5840

Steven C. Wood                  USA
13228 NE 20th Street, Suite C               President and Chief Executive
Bellevue, Washington 98005                  Officer, Wireless Services
                                            Corporation, a provider of services
                                            for wireless networks

                                                                       EXHIBIT A

                            STOCK EXCHANGE AGREEMENT

      This Stock Exchange Agreement (this "AGREEMENT") is entered into as of March 31, 1999, by and between Telescan, Inc., a Delaware corporation ("TELESCAN"), and MicroCap Financial Services.com, Inc., a Delaware corporation (the "MICROCAP"),

      WHEREAS, the parties believe that a strategic alliance between them is mutually beneficial, and in furtherance thereof, they have agreed (i) to exchange shares of common stock and (ii) to have Telescan provide to MicroCap certain content and other services as more particularly described herein; and

      WHEREAS, Telescan and the MicroCap desire to enter into this Agreement pursuant to which MicroCap will exchange an aggregate of 5,176,161 unregistered shares of its common stock, par value $0.001 per share (the "MICROCAP COMMON STOCK"), for (i) an aggregate of 520,000 unregistered shares of Telescan common stock, par value $0.01 per share (the "TELESCAN COMMON STOCK"), and (ii) the content and other services more particularly described herein, all upon the terms and conditions set forth herein,

          NOW, THEREFORE, in consideration of the respective representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I
                                 STOCK EXCHANGE

      Section I.1 THE STOCK EXCHANGE

      (a) On the date hereof, Telescan shall issue and deliver to MicroCap an aggregate of 520,000 unregistered shares of Telescan Common Stock. Telescan shall also execute and deliver a License Agreement and a Services Agreement with MicroCap substantially in the form of EXHIBIT A and EXHIBIT B attached hereto, respectively.

      (b) On the date hereof, MicroCap shall issue and deliver to Telescan an aggregate of 5,176,161 unregistered shares of MicroCap Common Stock. MicroCap shall also execute and deliver a License Agreement and a Services Agreement with Telescan substantially in the form of EXHIBIT A and EXHIBIT B attached hereto, respectively.

      (c) Neither party will, as a result of the stock exchange, become liable for the liabilities or obligations of the other party except as otherwise provided herein.

                     MicroCap 1000 Stock Exchange Agreement

      Section I.2 OPTION AGREEMENT. In connection with the transactions contemplated by this Agreement, the parties shall enter into the Stock Option Agreement substantially in the form of EXHIBIT C hereto ("OPTION Agreement"). Pursuant to the Option Agreement, Telescan shall have the option to purchase shares of MicroCap Common Stock such that Telescan, after giving effect to the 5,176,161 shares referenced in I. 1(b) above, would, following exercise of the option, then own 19.9% of the outstanding MicroCap Common Stock, at an exercise price of $3.75 per share subject to the terms and conditions set forth therein. As consideration for such option, Telescan shall issue and deliver to MicroCap on the date hereof, 25,000 unregistered shares of Telescan Common Stock, which shall be in addition to the other Telescan shares being delivered to MFSI pursuant to this Agreement.

      Section I.3 TAKING OF NECESSARY ACTION; FURTHER ACTION. Each of Telescan and MicroCap will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the stock exchange and execute and deliver the License Agreement and the Services Agreement and the Option Agreement. If, after the date hereof, any further action is necessary or desirable to carry out the purposes of this Agreement, the License Agreement and the Services Agreement or the Option Agreement, each of Telescan and MicroCap shall promptly take all such lawful and necessary action.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF MICROCAP

      MicroCap hereby makes representations and warranties set forth in this
Article II to Telescan. MicroCap has delivered to Telescan the Schedules to this Agreement referred to in this Article II on the date hereof.

      Section II.1 ORGANIZATION AND QUALIFICATION. MicroCap is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. MicroCap has all requisite corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated. Except as set forth on SCHEDULE 2.1, or in its filings with the Securities and Exchange Commission ("SEC"), MicroCap does not own or control any Affiliate (as defined in SECTION 4.14) or Subsidiary (as defined in SECTION 4.14). True and correct copies of the Certificate of Incorporation and Bylaws of MicroCap, with all amendments thereto through the date of this Agreement, have been delivered by MicroCap to Telescan. MicroCap is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary and material to the business and operations of MicroCap.

      Section II.2 COMPANY CAPITALIZATION. As of the date hereof, the authorized capital stock of MicroCap consists solely of (a) 100,000,000 shares of MicroCap Common Stock, of which 47,108,296 shares are issued and outstanding, and of which 15,000 are held in treasury, (b) 25,000,000 shares of Class B common stock, par value $0.001 per share (the `MICROCAP CLASS B COMMON STOCK"), of which 0 shares are issued and outstanding, and none of which are held in treasury, and (c) 20,000,000 shares of preferred stock, par value $0.001 per share, (the "MICROCAP PREFERRED STOCK"), of which 0 shares are issued and outstanding, and none of which are held in

                     MicroCap 1000 Stock Exchange Agreement
treasury. The MicroCap Common Stock, the MicroCap Class B Common Stock and the MicroCap Preferred Stock shall be hereinafter collectively referred to as the "MICROCAP CAPITAL STOCK". Except as set forth on SCHEDULE 2.2, there are no outstanding subscriptions, options, convertible securities, rights, warrants, calls, or other agreements or commitments of any kind issued or granted by, or binding upon, MicroCap to purchase or otherwise acquire any security of or equity interest in MicroCap. Except as set forth on SCHEDULE 2.2, there are no outstanding subscriptions, options, rights, warrants, calls, convertible securities or other agreements or commitments obligating MicroCap to issue any shares of MicroCap Capital Stock, irrevocable proxies, or any agreements restricting the transfer of or otherwise relating to shares of MicroCap Capital Stock. All of the shares of MicroCap Capital Stock have been duly authorized, validly issued and are fully paid and non-assessable, and are free of preemptive rights.

      Section II.3 AUTHORITY RELATIVE TO THE AGREEMENT. MicroCap has full corporate power and authority, and no further proceedings, corporate or otherwise, on the part of MicroCap are necessary, to execute, deliver and perform this Agreement or to consummate the transactions contemplated hereby, all of which have been duly and validly authorized by its Board of Directors. This Agreement has been duly executed and delivered by MicroCap and is a duly authorized, valid, legally binding and enforceable obligation of MicroCap, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and general equitable principles. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, or result in any violation or breach of or default under the Certificate of Incorporation or Bylaws of MicroCap or any agreement, document or instrument by which MicroCap is obligated or bound.

      Section II.4 NO VIOLATION. Neither the execution, delivery nor performance of this Agreement in its entirety, nor the consummation of the transactions contemplated hereby, will (i) violate (with or without the giving of notice or the passage of time), any law, order, writ, judgment, injunction, award, decree, rule, statute, ordinance or regulation applicable to MicroCap or (ii) be in conflict with, result in a breach or termination of any provision of, cause the acceleration of the maturity of any debt or obligation pursuant to, constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any security interest, lien, charge or other encumbrance upon any property or assets of MicroCap pursuant to, any terms, conditions or provisions of any note, license, instrument, indenture, mortgage, deed of trust or other agreement or understanding or any other restriction of any kind or character, to which MicroCap is a party or by which any of its assets or properties are subject or bound. Except as set forth on SCHEDULE 2.4, there are no claims, suits, actions or proceedings pending or, to the knowledge of MicroCap, threatened, against or involving MicroCap, the MicroCap Capital Stock, at law or in equity or before or by any foreign, federal, state, municipal or other governmental court, department, commission, board, bureau, agency, instrumentality or other person which may result in liability to Telescan upon the consummation of the transactions contemplated hereby or which would prevent or delay such consummation. Except as set forth on SCHEDULE 2.4, or as contemplated hereby, the corporate existence, business organization, assets, licenses, permits, authorizations and contracts of MicroCap will not be terminated or impaired by reason of the execution, delivery or performance by MicroCap of this Agreement or consummation by MicroCap of the transactions contemplated hereby.

                     MicroCap 1000 Stock Exchange Agreement

      Section II.5 CONSENTS AND APPROVALS. No prior consent, approval or authorization of, or declaration, filing or registration with any person, domestic or foreign, is required of MicroCap in connection with the execution, delivery and performance by MicroCap of this Agreement and the transactions contemplated hereby.

      Section II.6 REPORTS AND FINANCIAL STATEMENTS. Since March 14, 1997, MicroCap has filed with the SEC all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the respective rules and regulations thereunder (collectively, the "MICROCAP SEC REPORTS"), all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. MicroCap has previously made available or delivered to Telescan all of such MicroCap SEC Reports.

      As of their respective dates, and to the knowledge of MicroCap, the MicroCap SEC Reports did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      The audited consolidated financial statements and unaudited interim consolidated financial statements of MicroCap included in such MicroCap SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of MicroCap and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

      Section II.7 ABSENCE OF CERTAIN CHANGES. Except as and to the extent set forth on SCHEDULE 2.7, since September 30, 1998 MicroCap has not:

      (a) made any amendment to its Certificate of Incorporation or Bylaws or changed the character of its business in any material manner;

      (b) suffered any Material Adverse Effect (as defined in SECTION 4.14); or

      (c) issued, reserved for issuance, granted, sold or authorized the issuance of any shares of MicroCap Capital Stock or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance or sale of or conversion into shares of MicroCap Capital Stock.

                     MicroCap 1000 Stock Exchange Agreement

      Section II.8 COMPLIANCE WITH LAWS. Except as set forth on Schedule 2.8, MicroCap is not in default with respect to or is in violation of any judgment, order, writ, injunction or decree of any court or any statute, law, ordinance, rule, order or regulation of any governmental department, commission, board, bureau, agency or instrumentality, federal, state or local, and the consummation of the transactions contemplated by this Agreement will not constitute such a default or violation as to MicroCap, except such as in the aggregate do not now have and will not have in the future have a material adverse effect upon the operations, business and assets of MicroCap.

      Section II.9 INVESTMENT INTENT. MicroCap is acquiring the shares of Telescan Common Stock hereunder and in consideration for the Option Agreement for its own account for investment, and not with a view to, or for the sale in connection with, any distribution of such shares, except in compliance with applicable federal and state securities laws. MicroCap and its representatives have been provided, to their satisfaction, the opportunity to discuss the transactions contemplated hereby with Telescan and its representatives, and has had the opportunity to obtain such information pertaining to Telescan as has been requested. MicroCap has such knowledge and experience in business and financial matters that it is (i) capable of evaluating the merits and risks of an investment in the Telescan Common Stock, (ii) capable of bearing the economic risks of such investment and (iii) able to bear a complete loss of its investment in the Telescan Common Stock. MicroCap acknowledges that the Telescan Common Stock issued hereunder and in consideration for the Option Agreement has not been registered under the Securities Act of 1933, as amended ("SECURITIES ACT"), and understands that such Telescan Common Stock must be held indefinitely unless it is subsequently registered under the Securities Act or such sale is permitted pursuant to an available exemption from such registration requirement.

      Section II.10 REPRESENTATIONS NOT MISLEADING. To MicroCap's knowledge, no representation or warranty by MicroCap in this Agreement, nor any statement, summary, exhibit or schedule furnished to Telescan by MicroCap under and pursuant to, or in anticipation of this Agreement, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF TELESCAN

      Telescan hereby makes the representations and warranties set forth in this
Article III to MicroCap. Telescan has delivered to MicroCap the Schedules to this Agreement referred to in this Article III on the date hereof.

      Section III.1 ORGANIZATION AND QUALIFICATION. Telescan is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Telescan has all requisite corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated. Except as set forth on SCHEDULE 3.1 OR IN ITS FILINGS WITH THE SEC, Telescan does not own or control any Affiliate (as defined in SECTION 4.14) or Subsidiary (as defined in SECTION 4.14). True and correct copies of the Certificate of Incorporation and Bylaws of Telescan, with all amendments thereto through the date of this Agreement, have been delivered by Telescan to MicroCap. Telescan is duly qualified to

                     MicroCap 1000 Stock Exchange Agreement
do business and is in good standing in each jurisdiction where such qualification is necessary and material to the business and operations of Telescan.

      Section III.2 COMPANY CAPITALIZATION. As of the date hereof, the authorized capital stock of Telescan consists solely of (a) 15,000,000 shares of Telescan Common Stock, of which 12,476,406 shares are issued and outstanding, and none of which are held in treasury, and (b) 10,000,000 shares of preferred stock, par value $0.01 per share, (the "TELESCAN PREFERRED STOCK"), of which 120,000 shares are issued and outstanding, and none of which are held in treasury. The Telescan Common Stock and the Telescan Preferred Stock shall be hereinafter collectively referred to as the "TELESCAN CAPITAL STOCK". Except as set forth on SCHEDULE 3.2, there are no outstanding subscriptions, options, convertible securities, rights, warrants, calls, or other agreements or commitments of any kind issued or granted by, or binding upon, Telescan to purchase or otherwise acquire any security of or equity interest in Telescan. Except as set forth on SCHEDULE 3.2, there are no outstanding subscriptions, options, rights, warrants, calls, convertible securities or other agreements or commitments obligating Telescan to issue any shares of Telescan Capital Stock, irrevocable proxies, or any agreements restricting the transfer of or otherwise relating to shares of Telescan Capital Stock. All of the shares of Telescan Capital Stock have been duly authorized, validly issued and are fully paid and non-assessable, and are free of preemptive rights.

      Section III.3 AUTHORITY RELATIVE TO THE AGREEMENT. Telescan has full corporate power and authority, and no further proceedings, corporate or otherwise, on the part of Telescan are necessary, to execute, deliver and perform this Agreement or to consummate the transactions contemplated hereby, all of which have been duly and validly authorized by its Board of Directors. This Agreement has been duly executed and delivered by Telescan and is a duly authorized, valid, legally binding and enforceable obligation of Telescan, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and general equitable principles. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, or result in any violation or breach of or default under the Certificate of Incorporation or Bylaws of Telescan or any agreement, document or instrument by which Telescan is obligated or bound.

      Section III.4 NO VIOLATION. Neither the execution, delivery nor performance of this Agreement in its entirety, nor the consummation of the transactions contemplated hereby, will (i) violate (with or without the giving of notice or the passage of time), any law, order, writ, judgment, injunction, award, decree, rule, statute, ordinance or regulation applicable to any Telescan or (ii) be in conflict with, result in a breach or termination of any provision of, cause the acceleration of the maturity of any debt or obligation pursuant to, constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any security interest, lien, charge or other encumbrance upon any property or assets of Telescan pursuant to, any terms, conditions or provisions of any note, license, instrument, indenture, mortgage, deed of trust or other agreement or understanding or any other restriction of any kind or character, to which Telescan is a party or by which any of its assets or properties are subject or bound. Except as set forth on SCHEDULE 3.4, there are no claims, suits, actions or proceedings pending or, to the knowledge of Telescan, threatened, against or involving Telescan, the Telescan Capital Stock, at law or in equity or before or by any foreign, federal, state, municipal or other governmental court, department, commission, board, bureau, agency, instrumentality or other person which may result in liability to

                     MicroCap 1000 Stock Exchange Agreement

Telescan upon the consummation of the transactions contemplated hereby or which would prevent or delay such consummation. Except as set forth on SCHEDULE 3.4, or as contemplated hereby, the corporate existence, business organization, assets, licenses, permits, authorizations and contracts of Telescan will not be terminated or impaired by reason of the execution, delivery or performance by Telescan of this Agreement or consummation by Telescan of the transactions contemplated hereby.

      Section III.5 CONSENTS AND APPROVALS. No prior consent, approval or authorization of, or declaration, filing or registration with any person, domestic or foreign, is required of Telescan in connection with the execution, delivery and performance by Telescan of this Agreement and the transactions contemplated hereby.

      Section III.6 REPORTS AND FINANCIAL STATEMENTS. Since January 1, 1996, Telescan has filed with the SEC all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the respective rules and regulations thereunder (collectively, the "TELESCAN SEC REPORTS"), all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Telescan has previously made available or delivered to MicroCap all of such Telescan SEC Reports.

      As of their respective dates, and to the knowledge of Telescan, the Telescan SEC Reports, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      The audited consolidated financial statements and unaudited interim consolidated financial statements of Telescan included in such Telescan SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of Telescan and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

      Section III.7 ABSENCE OF CERTAIN CHANGES. Except as and to the extent set forth on SCHEDULE 3.7, since September 30, 1998 Telescan has not:

      (a) made any amendment to its Certificate of Incorporation or Bylaws or changed the character of its business in any material manner;

      (b) suffered any Material Adverse Effect (as defined in SECTION 4.14); or

      (c) issued, reserved for issuance, granted, sold or authorized the issuance of any shares of Telescan Capital Stock or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance or sale of or conversion into shares of Telescan Capital Stock.

                     MicroCap 1000 Stock Exchange Agreement

      Section III.8 COMPLIANCE WITH LAWS. Except as set forth on SCHEDULE 3.8, Telescan is not in default with respect to or is in violation of any judgment, order, writ, injunction or decree of any court or any statute, law, ordinance, rule, order or regulation of any governmental department, commission, board, bureau, agency or instrumentality, federal, state or local, and the consummation of the transactions contemplated by this Agreement will not constitute such a default or violation as to Telescan, except such as in the aggregate do not now have and will not in the future have a material adverse effect upon the operations, business and assets of Telescan.

      Section III.9 INVESTMENT INTENT. Telescan is acquiring the shares of MicroCap Common Stock hereunder for its own account for investment, and not with a view to, or for the sale in connection with, any distribution of such shares, except in compliance with applicable federal and state securities laws. Telescan and its representatives have been provided, to their satisfaction, the opportunity to discuss the transactions contemplated hereby with MicroCap and its representatives, and has had the opportunity to obtain such information pertaining to MicroCap as has been requested. Telescan has such knowledge and experience in business and financial matters that it is (i) capable of evaluating the merits and risks of an investment in the MicroCap Common Stock,
(ii) capable of bearing the economic risks of such investment and (iii) able to bear a complete loss of its investment in the MicroCap Common Stock. Telescan acknowledges that the MicroCap Common Stock issued hereunder has not been registered under the Securities Act, and understands that such MicroCap Common Stock must be held indefinitely unless it is subsequently registered under the Securities Act or such sale is permitted pursuant to an available exemption from such registration requirement.

      Section III.9 INVESTMENT INTENT. Telescan is acquiring the shares of MicroCap Common Stock hereunder for its own account for investment, and not with a view to, or for the sale in connection with, any distribution of such shares, except in compliance with applicable federal and state securities laws. Telescan and its representatives have been provided, to their satisfaction, the opportunity to discuss the transactions contemplated hereby with MicroCap and its representatives, and has had the opportunity to obtain such information pertaining to MicroCap as has been requested. Telescan has such knowledge and experience in business and financial matters that it is (i) capable of evaluating the merits and risks of an investment in the MicroCap Common Stock,
(ii) capable of bearing the economic risks of such investment and (iii) able to bear a complete loss of its investment in the MicroCap Common Stock. Telescan acknowledges that the MicroCap Common Stock issued hereunder has not been registered under the Securities Act, and understands that such MicroCap Common Stock must be held indefinitely unless it is subsequently registered under the Securities Act or such sale is permitted pursuant to an available exemption from such registration requirement

      Section III.10 REPRESENTATIONS NOT MISLEADING. To Telescan's knowledge, no representation or warranty by Telescan in this Agreement, nor any statement, summary, exhibit or schedule furnished to Telescan by Telescan under and pursuant to, or in anticipation of this Agreement, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading.

                     MicroCap 1000 Stock Exchange Agreement

                                   ARTICLE IV
                                  MISCELLANEOUS

      Section IV.1 PUBLIC ANNOUNCEMENT. Subject to written advice of counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the transactions contemplated hereby will occur upon, and be determined by, the mutual consent of MicroCap and Telescan.

      Section IV.2 EXPENSES. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by Telescan, on the one hand, or MicroCap, on the other hand, depending on who incurs such costs and expenses.

      Section IV.3 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The parties hereto agree that all of their respective representations and warranties contained in this Agreement shall survive the consummation of the transactions contemplated hereby.

      Section IV.4 BROKERS AND FINDERS. All negotiations on behalf of Telescan and MicroCap relating to this Agreement and the transactions contemplated hereby have been carried on by the parties hereto and their respective agents directly without the intervention of any other person in such manner as to give rise to any claim against Telescan or MicroCap for financial advisory fees, brokerage or commission fees, finder's fees or other like payment in connection with the consummation of the transactions contemplated hereby.

      Section IV.5 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement, the License Agreement, the Services Agreement and the Option Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and
(b) shall not be assigned by operation of law or otherwise.

      Section IV.6 ENFORCEMENT OF THE AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

      Section IV.7 SEVERABILITY. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

                     MicroCap 1000 Stock Exchange Agreement

      Section IV.8 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

--------------------------------------------------------------------------------------
IF TO TELESCAN:                              WITH A COPY (NOT CONSTITUTING NOTICE) TO:
       Mr. Roger C. Wadsworth                      MR. DAVID F. TAYLOR
       Telescan, Inc.                              LOCKE LIDDELL & SAPP LLP
       5959 Corporate Dr.                          3400 CHASE TOWER
       Suite 2000                                  600 TRAVIS STREET
       Houston, TX 77036                           HOUSTON, TEXAS 77002
       Telecopy No.:  (281) 588-9843               TELECOPY NO.:  (713) 223-3717


IF TO MICROCAP:                              WITH A COPY (NOT CONSTITUTING NOTICE) TO:
       Mr. Stanley Hollander                       MR. AARON A. GRUNFELD
       Mr. Jay Matulich                            RESCH, POLSTER, ALPERT & BERGER LLP
       MicroCap Financial Services.com, Inc.       10390 SANTA MONICA BOULEVARD
       2425 Olympic Boulevard - Suite 660 E        4TH FLOOR
       Santa Monica, California  90404             LOS ANGELES, CALIFORNIA  90025
       Telecopy No.:  (310) 828-7218               TELECOPY NO.:  (310) 552-3209

       Mr. Michael Jacobs
       MicroCap Financial Services.com, Inc.
       7280 West Palmetto Park Road Suite 200
       Boca Raton, FL  33433
       Telecopy No.:  (561) 417-8054
---------------------------------------------------------------------------------------

      or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

      Section IV.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the federal laws of the United States and the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws of the State of Texas.

      Section IV.10 DESCRIPTIVE HEADINGS. The descriptive headings are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                     MicroCap 1000 Stock Exchange Agreement

      Section IV.11 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      Section IV.12     COUNTERPARTS.   This  Agreement  may  be  executed  in
counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      Section IV.13 INCORPORATION BY REFERENCE. Any and all schedules, exhibits, annexes, statements, reports, certificates or other documents or instruments attached hereto are incorporated herein by reference hereto as though fully set forth at the point referred to in the Agreement.

      Section IV.14     CERTAIN DEFINITIONS.

      (a) "SUBSIDIARY" shall mean, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, any equity interest.

      (b) "MATERIAL ADVERSE EFFECT" shall mean any material adverse change from that represented in this Agreement (without regard to the knowledge or lack of knowledge of MicroCap or Telescan) in the financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business or results of operations of MicroCap and Telescan taken as a whole.

      (c) "KNOWLEDGE" or "KNOWN" -- An individual shall be deemed to have "knowledge" of or to have "known" a particular fact or other matter if (i) such individual is actually aware of such fact or other matter, or (ii) a prudent person serving in the same capacity as such individual would be expected to discover or otherwise become aware of such fact or other matter in the course of performing the official duties of such individual. A corporation shall be deemed to have "knowledge" of or to have "known" a particular fact or other matter if any individual serving as a director or executive officer (or in any similar capacity) of the corporation, has had knowledge of such fact or other matter.

      (d) "AFFILIATE" shall mean, with respect to any person, any person or entity that, directly or indirectly, controls, is controlled by, or is under common control with the person or entity in question.

                     MicroCap 1000 Stock Exchange Agreement

      Section IV.15 EXHIBITS. The following exhibits are hereby incorporated into and made a part of this Agreement:

    Exhibit A      - "License Agreement"

    Exhibit B      - "Services Agreement"

    Exhibit 3      - "Stock Option Agreement"

    Schedule 2.1   - "MFSI Ownership"

    Schedule 2.2   - "Outstanding MFSI Options Chart"

    Schedule 2.7   - "MFSI Options Issued Since September 30, 1998"


      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

                             AGREED AND ACCEPTED BY:


  Company:  Telescan, Inc.        Company: MicroCap Financial Services.com, Inc.

Signature:/s/ROGER C. WADSWORTH   Signature:/s/JAY MATULICH
     Name: Roger C. Wadsworth         Name:  Jay Matulich
     Title: Senior Vice President     Title: Senior Vice President
     Date:  March 31, 1999            Date: March 31, 1999

                     MicroCap 1000 Stock Exchange Agreement

                                                                       EXHIBIT B

                             STOCK OPTION AGREEMENT

            This Stock Option Agreement (this "AGREEMENT") is entered into as of March 31, 1999, by and between Telescan, Inc., a Delaware corporation ("TELESCAN"), and MicroCap Financial Services.com, Inc., a Delaware corporation ("MICROCAP"),

            WHEREAS, contemporaneously with the execution of this Agreement, the parties are entering into a Stock Exchange Agreement dated as of the date hereof ("EXCHANGE AGREEMENT"), whereby (i) Telescan shall issue and deliver to MicroCap shares of its common stock, par value $0.01 per share ("TELESCAN COMMON STOCK"), and (ii) MicroCap shall issue and deliver to Telescan shares of its common stock, par value $0.001 per share ("MICROCAP COMMON STOCK"); and

            WHEREAS, in connection with the transactions contemplated in the Exchange Agreement, Telescan desires to acquire a non-assignable option (the "OPTION") to purchase shares of MicroCap Common Stock such that, after giving effect to the 5,176,161 shares of MicroCap acquired by Telescan in connection with the Stock Exchange Agreement, Telescan would upon exercise of the Option then own not more than 19.9% of the then outstanding MicroCap Common Stock (the "OPTION SHARES"), and;

            WHEREAS, MicroCap desires to issue the Option to Telescan, subject to the terms and conditions set forth herein.

            NOW, THEREFORE, in consideration of the covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

            Section 1. ISSUANCE OF THE OPTION. By execution hereof, MicroCap hereby grants the Option to Telescan. The exercise price of this Option will be $3.75 per share (the "EXERCISE PRICE"). The number of Option Shares and the Exercise Price per Option Share under this Option are subject to adjustment as provided in Section 5 hereof and shall in the aggregate upon exercise cause Telescan to own no more than 19.99% of the then outstanding shares of common stock of MicroCap.

            Section 2. CONSIDERATION. As consideration for the Option, Telescan shall issue and deliver on the date hereof, 25,000 unregistered shares of Telescan Common Stock to MicroCap. Such shares of Telescan Common Stock shall be fully paid and nonassessable upon issuance hereunder.

            Section 3. EXERCISE OF THE OPTION. The Option may be exercised, in whole or in part, by the Telescan by written notice to MicroCap at the address set forth in the Exchange Agreement (specifying the number of Option Shares being purchased), at any time within the period beginning on the date hereof and expiring at 5:00 p.m. Houston, Texas time, on March 30, 2000 ("EXERCISE PERIOD"), and by payment to MicroCap by certified check or bank draft in an amount equal to the Exercise Price multiplied by the number of shares of MicroCap Common Stock so purchased.

                      MicroCap 1000 Stock Option Agreement

            MicroCap agrees that the shares of MicroCap Common Stock so purchased shall be deemed to be issued to Telescan as the record owner thereof as of the close of business on the date on which payment is made for such shares of MicroCap Common Stock. Certificates representing the shares of MicroCap Common Stock so purchased, together with any cash for fractional shares of MicroCap Common Stock paid pursuant to Section 5(c) hereof, shall be delivered to Telescan promptly.

            Section 4. MICROCAP COVENANTS. MicroCap covenants and agrees (a) that all shares of MicroCap Common Stock which may be issued upon the exercise of the Option represented by this Agreement, upon issuance and when fully paid for, will be validly issued, fully paid and nonassessable and free of all taxes, liens, charges, encumbrances and security interests, (b) that during the Exercise Period, MicroCap will at all times have authorized, and reserved for the purpose of issue or transfer upon exercise of the Option evidenced by this Agreement, sufficient shares of MicroCap Common Stock to provide for the exercise of the Option represented by this Agreement, and (c) that MicroCap will take all such action as may be necessary to ensure that the shares of MicroCap Common Stock issuable upon the exercise of the Option may be so issued without violation of any applicable law or regulation, or any requirement of any securities exchange upon which any capital stock of MicroCap may be listed.

            Section 5. ADJUSTMENTS.

            (a) ADJUSTMENTS. The number of Option Shares and the Exercise Price per Option Share hereunder are subject to adjustment as follows:

                  (1) ADJUSTMENT OF EXERCISE PRICE. If at any time following the issuance of the Option, MicroCap shall issue any MicroCap Common Stock or any security or evidence of indebtedness which is convertible into or exchangeable for MicroCap Common Stock, or any warrant, option or other right to subscribe for or purchase MicroCap Common Stock, or any evidence of indebtedness which is convertible into or exchangeable for MicroCap Common Stock or which represents an equivalent claim on assets of MicroCap as does the MicroCap Common Stock (hereinafter "EQUITY STOCK"), other than Excluded Stock (as hereinafter defined) for a consideration per share which is less than the Exercise Price then in effect, then the Exercise Price shall immediately be reduced to equal the lesser price paid for the Equity Stock. In the case of cash consideration, the consideration per share received by MicroCap shall be before deduction of any commissions, fees or expenses. In the case of Equity Stock in the form of options, warrants, exchangeable or convertible securities or rights thereto, cash consideration shall be deemed to include the consideration, if any, to be received by MicroCap upon the exercise, conversion or exchange of same. In the case of consideration other than cash, the consideration shall be deemed to be the fair value thereof as determined in good faith by the Board of Directors of MicroCap. Excluded Stock shall mean (i) all stock issued or reserved for issuance by MicroCap for stock dividends, (ii) stock issued or reserved for employee stock options, so long as the total of such options does not exceed 15% of the MicroCap Common Stock then outstanding, (iii) shares of MicroCap Common Stock issued in connection with a Change in Control (as provided in Section 6 below), (iv) shares issued, issuable or reserved for issuance upon the operation of the anti-dilution provisions of any securities of MicroCap, and (v) shares issued, issuable or reserved for issuance upon exercise of currently outstanding options, warrants or other rights to purchase securities of MicroCap.

                      MicroCap 1000 Stock Option Agreement

                  (2) DE MINIMIS ADJUSTMENTS. No adjustments in the Exercise Price and number of shares of MicroCap Common Stock purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least $0.10 in the Exercise Price; provided, however, that any adjustments which by reason of this Section 5(a)(2) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest full share.

                  (b) NOTICE OF ADJUSTMENT. Whenever the number of Option Shares purchasable upon the exercise of the Option or the Exercise Price is adjusted, as herein provided, MicroCap shall promptly notify Telescan in writing (such writing referred to as an "ADJUSTMENT NOTICE") of such adjustment or adjustments and shall deliver to Telescan a statement setting forth the number of Option Shares purchasable upon the exercise of the Option and the Exercise Price after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

                  (c) FRACTIONAL INTEREST. MicroCap shall not be required to issue fractional shares of MicroCap Common Stock on the exercise of the Option. The number of full shares of Common Stock which shall be issuable upon an exercise shall be computed on the basis of the aggregate number of the whole shares of MicroCap Common Stock purchasable on such exercise. If any fraction of a share of MicroCap Common Stock would, except for the provisions of this
Section 5(c) be issuable on the exercise of the Option (or specified portion thereof), MicroCap shall pay an amount in cash equal to the closing price of one share of MicroCap Common Stock on the date of exercise multiplied by such fraction, computed to the nearest whole cent.

            Section 6.  CHANGE IN CONTROL.

                  (a) OPTIONAL REDEMPTION. In the event there is a Change in Control (as defined below) of MicroCap, Telescan shall have the right, but not the obligation, to demand that MicroCap redeem the Option for cash ("REDEMPTION RIGHT"), in an amount equal to the number of Option Shares remaining thereunder, multiplied by the difference between the Exercise Price and the consideration per share to be received by MicroCap stockholders in connection with such Change in Control ("REDEMPTION CONSIDERATION"). If MicroCap stockholders are to receive non-cash consideration in connection with a Change of Control, the per share value thereof shall be determined in good faith by the Board of Directors of MicroCap.

                  (b) PROCEDURE. No less than thirty (30) days prior to the effective date of a transaction constituting a Change in Control, MicroCap shall give written notice thereof to Telescan, which notice shall contain a reasonable description of such transaction, including (i) the identity of the parties, (ii) the consideration to be received by the MicroCap stockholders in connection therewith, and (iii) any other material terms and conditions. Telescan must then exercise this Redemption Right by written notice received by MicroCap at least
(5) days prior to the effective date for the transaction constituting a Change in Control. Telescan may condition the exercise of this Redemption Right upon the effectiveness of the Change in Control transaction.

                      MicroCap 1000 Stock Option Agreement

If Telescan exercises its Redemption Right, MicroCap shall be obligated to deliver the Redemption Consideration to Telescan in immediately available funds upon the consummation of the Change in Control. The failure by Telescan to exercise its redemption rights under this Section 6 shall not have affect the Option.

                  (c) DEFINITION OF CHANGE IN CONTROL. For purposes of this
Section 6, the term "Change in Control" shall mean (i) a transaction or series of transactions in which MicroCap sells all or substantially all of its assets or (ii) any merger, share exchange, consolidation, reorganization, recapitalization or other business combination pursuant to which shares of MicroCap Common Stock would be converted into cash, stock, securities or other property of another corporation.

            Section 7. NO VOTING RIGHTS. Prior to exercise, this Option shall not entitle Telescan to any voting rights or other rights as a stockholder of MicroCap with respect to the Option Shares.

            Section 8. CLOSING OF BOOKS. MicroCap will at no time close its transfer books against the transfer of the Options or of any shares of MicroCap Common Stock or other securities issuable upon the exercise of the Option in any manner which interferes with the timely exercise of the Option.

            Section 9. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the federal laws of the United States and the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws of the State of Texas.

            Section 10. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

            Section 11. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

            IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

                             AGREED AND ACCEPTED BY:

Company: Telescan, Inc.            Company:MicroCap Financial Services.com, Inc.
Signature:/s/ROGER C. WADSWORTH    Signature:/s/ JAY MATULICH
Name:  Roger C. Wadsworth          Name: Jay Matulich
Title: Senior Vice President       Title: Senior Vice President
Date: March 31, 1999               Date: March 31, 1999

                      MicroCap 1000 Stock Option Agreement
                                   Page 4 of 4